EXHIBIT 99.1

Mogo Announces US$54 Million Registered Direct Offering Priced At-the-Market

Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) ("Mogo" or the "Company"), a financial technology, digital payments and crypto company, announced today that it has entered into definitive agreements with certain institutional investors for the sale of an aggregate of 5,346,536 common shares at a purchase price of US$10.10 per common share in a registered direct offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules.  The aggregate gross proceeds to the Company are expected to be approximately US$54 million, before deducting placement agent's fees and expenses of the Offering payable by the Company.  The Offering is expected to close on or about February 24, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the Offering.

Additionally, Mogo has agreed to issue to the investors unregistered warrants to purchase up to an aggregate of 2,673,268 common shares (each whole warrant, a “Warrant”) in a concurrent private placement.  Each Warrant will entitle its holder to acquire one common share of the Company (each, a "Warrant Share") at an exercise price of US$11.00 per share at any time prior to the date which is three and one half years following the date of issuance.

A portion of the net proceeds from the Offering will be used to fund the cash component of the initial purchase price of the previously announced investment in Coinsquare Ltd., with the remaining net proceeds to be used for general corporate and working capital purposes.

The common shares (but not the Warrants or the Warrant Shares) are being offered pursuant to a “shelf” registration statement on Form F-10 (File No. 333-234582) previously filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2019, subsequently amended and declared effective by the SEC on December 5, 2019. The offering of the common shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement to the Company’s base shelf prospectus dated December 5, 2019 will also be filed with the provincial securities regulatory authority in British Columbia. The Warrants will be issued pursuant to a private placement transaction to be completed concurrent with the issue of the common shares.  Mogo will offer and sell the common shares and Warrants in the United States only. No securities will be offered or sold to Canadian purchasers.

A final prospectus supplement and accompanying prospectus relating to the Offering of the common shares will be filed with the SEC and will be available for free on the SEC's website at www.sec.gov and will also be available on the Company's profile on the SEDAR website at www.sedar.com. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering of the common shares may be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone: (646) 975-6996 or by e-mail: placements@hcwco.com.

The Warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the Warrant Shares, have not been registered under the Act, or applicable state securities laws. Accordingly, the Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.  The Warrants may not be sold in Canada until four months and one day following their date of issuance (June 25, 2021 if the closing occurs on February 24, 2021).  The Warrants Shares may also not be sold in Canada until four months and one day following their date of issuance (June 25, 2021 if the closing occurs on February 24, 2021) unless they are qualified for distribution in Canada under a prospectus.

Closing of the Offering will be subject to satisfaction of customary closing conditions, including listing of the common shares and the Warrant Shares on the Toronto Stock Exchange (the "TSX") and the Nasdaq and any required approvals of each exchange. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

The Company also announced today that it has terminated the At the Market Offering Agreement (the “ATM Agreement”) dated December 31, 2020 between the Company, H.C. Wainwright & Co. LLC, as lead manager, and other managers.  The termination of the ATM Agreement effectively ceases the US$50 million at-the-market offering (the “ATM Offering”) established by the Company under the prospectus supplement dated December 31, 2020.  The Company sold a total of 1,524,759 common shares under the ATM Offering, for a total aggregate purchase price of US$14,867,402.04.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Mogo Inc.

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding completion of the Offering, listing of common shares and Warrant Shares being offered on the TSX and Nasdaq, and the expected timing of closing of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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